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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                             Holly Products, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                             Common Stock, No Par
________________________________________________________________________________
                         (Title of Class of Securities)


                                  436015-10-1
        _______________________________________________________________
                                (CUSIP Number)

    Gerald L. Fishman, 30 N. LaSalle St., #3500, Chicago, IL 60602; 312-726-1224
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 27, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 2 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leonard Chavin
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 5,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  5,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               ----
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           5,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           .01625%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 3 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert Chavin
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  400,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               ----
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           400,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           1.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 4 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marvin Marmelstein
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 1,200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  1,200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               ----
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,200,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           3.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 5 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jason Sharps and Jack Weiss, as Tenants in Common
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 ----

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  ----

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               100,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           100,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           .325%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 6 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jason Sharps
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 10,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  10,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               ----
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           .325%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 436015-10-1                                     Page 7 of 13 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jason Sharps, as Trustee of the Jason Sharps Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 10,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  10,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               ----
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           .325%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           EP
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 436015-10-1                                               PAGE 8 OF 13

ITEM 1.   Security and Issuer
          -------------------

          Common Stock, No Par Value
          Holly Products, Inc.
          200 Monument Road, Suite 10
          Bala Cynwyd, Pennsylvania  19004

ITEM 2.   Identity and Background
          -----------------------

          a.  Leonard Chavin                 a.  Robert Chavin

          b.  4756 S. Ashland Avenue         b.  1305 S. Monterey
              Chicago, IL  60609                 Villa Park, IL  60181

          c.  Comptroller                    c.  Owner
              Howard's Style Shop                BFJ Construction
              4756 S. Ashland Avenue             R.H. Affordable Furniture, Inc.
              Chicago, IL  60609                 4801 S. Ashland Avenue
                                                 Chicago, IL   60609

          d.  N/A                            d.  N/A

          e.  N/A                            e.  N/A

          f.  United States                  f.  United States


          ----------------------------------------------------------------------

          a.  Marvin Mermelstein             a.  Jason Sharps and Jack Weiss,
                                                 as Tenants in Common

          b.  2450 N. Central Avenue         b.  Jason Sharps
              Chicago, IL                        250 S. Wacker Drive
                                                 Suite 1000
                                                 Chicago, IL  60606

                                                 Jack Weiss
                                                 2242 Valencia Drive
                                                 Northbrook, IL   60062

CUSIP NO. 436015-10-1                                PAGE 9 OF 13

          c.  Investor                       c.  Jason Sharps-CPA
              2450 N. Central Avenue             Reifler & Sharps Ltd.
              Chicago, IL 60639                  250 S. Wacker Drive
                                                 Suite 1000
                                                 Chicago, IL  60606

                                                 Jack Weiss-Investor
                                                 2242 Valencia Drive
                                                 Northbrook, IL  60062

          d.  N/A                            d.  N/A

          e.  N/A                            e.  N/A

          f.  United States                  f.  United States


          ----------------------------------------------------------------------

          a.  Jason Sharps                   a.  Jason Sharps, Trustee
                                                 for the Jason Sharps Trust

          b.  250 S. Wacker Drive            b.  250 S. Wacker Drive
              Suite 1000                         Suite 1000
              Chicago, IL  60606                 Chicago, IL   60606

          c.  Jason Sharps-CPA               c.  Retirement Trust
              Reifler & Sharps Ltd.
              250 S. Wacker Drive
              Suite 1000
              Chicago, IL  60606

          d.  N/A                            d.  N/A

          e.  N/A                            e.  N/A

          f.  United States                  f.  United States

CUSIP NO. 436015-10-1                                  PAGE 10 OF 13

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Leonard Chavin, Robert Chavin, Marvin Mermelstein, Jason Sharps & Jack Weiss, as Tenants in Common, and Jason Sharps -- Personal Funds

          Jason Sharps, as Trustee of the Jason Sharps Trust, purchases made by the Trust out of Trust assets, of which Jason Sharps is the sole Trustee, beneficiary and contributor.

ITEM 4.   Purpose of Transaction
          ----------------------

          Purchases by the reporting persons were made for investment purposes. While the reporting persons have no proposal or commitment to do so, they do contemplate making additional share acquisitions in the future. The timing and amount of such purchases are currently unknown.

          The Chavin Group may also seek representation on the Issuer's Board of Directors. No other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any subsidiary is presently contemplated by the Group, nor is any other material change.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          a.  Shares beneficially owned

              Leonard Chavin - 5,000 shares (.01625%)
              Robert Chavin - 400,000 shares (1.3%)
              Marvin Mermelstein - 1,200,000 shares (3.9%)
              Jason Sharps & Jack Weiss, TIC - 100,000 shares (.325%)
              Jason Sharps - 10,000 shares (.0325%)
              Jason Sharps, Trustee of the Jason Sharps Trust - 10,000 shares (.0325%)

          b.  Leonard Chavin

                      Sole Voting Power                    5,000
                      Shared Voting Power                   ----
                      Sole Dispositive Power               5,000
                      Shared Dispositive Power              ----

              Robert Chavin

                      Sole Voting Power                  400,000
                      Shared Voting Power                   ----
                      Sole Dispositive Power             400,000
                      Shared Dispositive Power              ----

CUSIP NO. 436015-10-1                             PAGE 11 OF 13

              Marvin Mermelstein

                      Sole Voting Power                 1,200,000
                      Shared Voting Power                    ----
                      Sole Dispositive Power            1,200,000
                      Shared Dispositive Power               ----

              Jason Sharps & Jack Weiss as TIC

                      Sole Voting Power                      ----
                      Shared Voting Power                 100,000
                      Sole Dispositive Power                 ----
                      Shared Dispositive Power            100,000

              Jason Sharps

                      Sole Voting Power                    10,000
                      Shared Voting Power                    ----
                      Sole Dispositive Power               10,000
                      Shared Dispositive Power               ----

              Jason Sharps, Trustee

                      Sole Voting Power                    10,000
                      Shared Voting Power                    ----
                      Sole Dispositive Power               10,000
                      Shared Dispositive Power               ----

          c. Leonard Chavin purchased 5,000 shares on August 26, 1996 at $.3125 per share on NASDAQ.

              Robert Chavin purchased 375,000 shares at $.3125 per share on August 26, 1996 and 25,000 shares at $.375 on August 27, 1996 on NASDAQ.

              Marvin Mermelstein purchased 400,000 shares at $0.38 per share and 800,000 shares at $.3778 per share on August 27, 1996 on NASDAQ.

              Jason Sharps and Jack Weiss, TIC, purchased 100,000 shares at $.375 per share on August 27, 1996 on NASDAQ.

              Jason Sharps purchased 10,000 shares at $.219 per share on August 16, 1996 on NASDAQ.

              Jason Sharps, as Trustee, directed the purchase of 10,000 shares at $.219 per share on August 15, 1996 on NASDAQ.

          d.  N/A
          e.  N/A

CUSIP NO. 436015-10-1                                              PAGE 12 OF 13

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ---------------------------------------------------------------------

          On August 12, 1996, Leonard Chavin and Robert Chavin entered into a letter agreement under which Robert Chavin agreed to pay Leonard Chavin as follows:

          (a) $500 per week when the stock of the Issuer "doubles" (e.g., reaches approximately $.50 per share);

          (b) $1,000 per week when said stock triples (e.g., approximately $.75 per share);

          (c) $1,500 per week when said stock quadruples (e.g., approximately $1.00 per share);

          (d) $2,000 per week when said stock sells for over $2.00 per share.

          This agreement was subscribed to by Mr. Mermelstein on August 27, 1996.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          a.  Power of Attorney and statement of joint filing
          b.  August 12/27, 1996 Letter Agreement



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  9/3/96                 /s/ Leonard Chavin
- ------------             ----------------------------------------
Date                     Leonard Chavin


                         ----------------------------------------*
                         Robert Chavin


                         ----------------------------------------*
                         Marvin Mermelstein

CUSIP NO. 436015-10-1                                              PAGE 13 OF 13


                         ----------------------------------------*
                         Jason Sharps and


                         ----------------------------------------*
                         Jack Weiss, as Tenants in Common


                         ----------------------------------------*
                         Jason Sharps


                         ----------------------------------------*
                         Jason Sharps, Trustee of the
                         Jason Sharps Trust



*By: /s/ Leonard Chavin
     -----------------------------------
     Leonard Chavin, as attorney-in-fact

                                                              EXHIBIT A - PAGE 1

                               POWER OF ATTORNEY


     Each person whose signature appears below hereby constitutes and appoints Leonard Chavin his true and lawful attorney-in-fact, an agent with full power of substitution and resubstitution for him in his name, place and stead, in any and all capacities to sign a Schedule 13D and any and all amendments to said
Schedule 13D relating to the acquisition of securities of Holly Products, Inc., both in the name of the undersigned and under the general collective name "The Chavin Group" for such joint acquisition of securities of Holly Products, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and as otherwise required under the Securities Exchange Act of 1934, as amended.

     WITNESS our hand as of the 27th day of August, 1996.


                                  1.  /s/ Leonard Chavin
                                      -----------------------------------------
                                      Leonard Chavin


                                  2.  /s/ Robert Chavin
                                      -----------------------------------------
                                      Robert Chavin


                                  3.
                                      -----------------------------------------
                                      Marvin Mermelstein

                                  4.  /s/ Jason Sharps
                                      -----------------------------------------
                                      Jason Sharps and


                                      /s/ Jack Weiss
                                      ----------------------------------------
                                      Jack Weiss, as Tenants in Common


                                  5.  /s/ Jason Sharps
                                      -----------------------------------------
                                      Jason Sharps



                                  6.  /s/ Jason Sharps, Trustee
                                      -----------------------------------------
                                      Jason Sharps, Trustee
                                      of the Jason Sharps Trust

                                                              EXHIBIT A - PAGE 2

                               POWER OF ATTORNEY


     Each person whose signature appears below hereby constitutes and appoints Leonard Chavin his true and lawful attorney-in-fact, an agent with full power of substitution and resubstitution for him in his name, place and stead, in any and all capacities to sign a Schedule 13D and any and all amendments to said
Schedule 13D relating to the acquisition of securities of Holly Products, Inc., both in the name of the undersigned and under the general collective name "The Chavin Group" for such joint acquisition of securities of Holly Products, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and as otherwise required under the Securities Exchange Act of 1934, as amended.

     WITNESS our hand as of the 27th day of August, 1996.


                                  1.  /s/ Leonard Chavin
                                      -----------------------------------------
                                      Leonard Chavin


                                  2.  /s/ Robert Chavin
                                      -----------------------------------------
                                      Robert Chavin


                                  3.  /s/ Marvin Mermelstein
                                      -----------------------------------------
                                      Marvin Mermelstein

                                  4.  /s/ Jason Sharps
                                      -----------------------------------------
                                      Jason Sharps and



                                      ----------------------------------------
                                      Jack Weiss, Tenants Inc Common


                                  5.  /s/ Jason Sharps
                                      -----------------------------------------
                                      Jason Sharps



                                  6.  /s/ Jason Sharps, Trustee
                                      -----------------------------------------
                                      Jason Sharps, Trustee
                                      of the Jason Sharps Trust

                                                                       EXHIBIT B

                                CHAVIN & CHAVIN

                4756 South Ashland Avenue * Chicago, IL  60609
                      (312) 733-5789 * FAX (312) 847-7365

                                                                8/12/96

Leonard Chavin
Chgo, Ill

Dear Mr. Chavin:

     I agree to enter into an association with you for the purpose of trying to gain control of Holly Prod.

     I understand you will purchase 5,000 shares at approximately 25 cents per share and I will acquire approximately 500,000 shares at market value.

     In order to induce you to set up this association I agree to pay you a salary of

     (A)  500 per week when the stock doubles
     (B)  1,000 per week when the stock triples
     (C)  1,500 per week when the stock quadruples
     (D)  2,000 per week when the stock sells for over $2.00

I will pay all expenses on this transaction including legal

  /s/ Marvin Mermelstein             /s/ Robert Chavin

      Marvin Mermelstein                 Robert Chavin